Exhibit 99.1

ADIRA ENERGY LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

UNAUDITED

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Consolidated Statements of Financial Position	3

Consolidated Statements of Comprehensive Profit and Loss	4

Consolidated Statements of Changes in Equity	5

Consolidated Statements of Cash Flows	6

Notes to Interim Consolidated Financial Statements	7 - 9

NOTICE TO SHAREHOLDERS

The accompanying unaudited condensed consolidated interim financial statements of Adira Energy Ltd. for the three month period ended March 31, 2017 have been prepared by management in accordance with International Financial Reporting Standards applicable to consolidated interim financial statements (see note 2 to the unaudited condensed consolidated interim financial statements). Recognizing that the Company is responsible for both the integrity and objectivity of the unaudited condensed consolidated interim financial statements, management is satisfied that these unaudited condensed consolidated interim financial statements have been fairly presented.

Under National Instrument 51-102, part 4, sub-section 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

ADIRA ENERGY LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	March 31	December 31
	2017	2016
	Unaudited	Audited
Assets
Current assets
Cash and cash equivalents	$23	$19
Loan Receivable	-	25
Other receivables and prepaid expenses	6	8

	$29	$52

Liabilities
Current liabilities
Trade payables	$7	$11
Accrued liabilities	262	263
	269	274

Non-curremt Liabilities
Warrant liability	58	67
	327	341
Equity
Share capital	-	-
Additional paid-in capital	34,060	34,060
Accumulated deficit	(34,358)	(34,349)

Total deficit	(298)	(289)

Total liabilities and deficit	$29	$52
The accompanying notes are an integral part of the condensed consolidated interim financial statements

ADIRA ENERGY LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE PROFIT AND LOSS

U.S. dollars in thousands, except share and per share data

	Three months ended
	March 31
	2017	2016
	Unaudited
Expenses:
General and administrative costs	$21	$21

Total expenses	21	21
(Loss) income before financing income, (loss) gain on foreign exchange and gain on revaluation warrant liability		(21)
Gain on foreign exchange	3	1
Gain on revaluation of warrant liability	9	-
Loss before income taxes	(9)	(20)
Income taxes	-	-
Net loss and comprehensive loss	$(9)	$(20)

Basic and diluted net loss per share attributable to equity holders of the parent	$(0.00)	$(0.00)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	17,112,022	17,112,022

ADIRA ENERGY LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

U.S. dollars in thousands, except share data

		Attributable to equity holders of the parent
	Number of	Share	Additional paid-in	Accumulated	Total (Deficit)
	shares	capital	capital	deficit	equity

Balance as of December 31, 2015 (audited)	17,112,022	$-	$34,060	$(34,134)	$(74)

Net loss	-	-	-	(215)	(215)

Balance as of December 31, 2016 (audted)	17,112,022	$-	$34,060	$(34,349)	$(289)
Net loss for the period	-	-	-	(9)	(9)
Balance as of March 31, 2017 (unaudited)	17,112,022	$-	$34,060	$(34,358)	$(298)

		Attributable to equity holders of the parent
	Number of	Share	Additional paid-in	Accumulated	Total (Deficit)
	shares	capital	capital	deficit	equity

Balance as of December 31, 2015 (audited)	17,112,022	$-	$34,060	$(34,134)	$(74)
Net loss	-	-	-	(20)	(20)
Balance as of March 31, 2016 (unaudited)	17,112,022	$-	$34,060	$(34,154)	$(94)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ADIRA ENERGY LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three month period ended		Year ended
	March 31		December 31
	2017	2016	2016
	Unaudited		Audited
Cash flow from operating activities
Net (loss) income for the year	$(9)	$(20)	$(215)
Items not affecting cash:
Revaluation of warrants	(9)	-	(45)
Changes in non‑cash working capital:
Decrease in accounts receivable, other receivables and prepaid expenses	2	1	6
Decrease in trade payables	(4)	(56)	(49)
Increase (decrease) in other accounts payable and accrued liabilities	(1)	6	198
	(21)	(69)	(105)

Cash flow from investing activities
Cash provided for loan receivable	25	-	-
	25	-	-

Cash flow from financing activities
	-	-	-

Increase (decrease) in cash and cash equivalents	4	(69)	(105)
Cash and cash equivalents, beginning of year	19	124	124

Cash and cash equivalents, end of year	$23	$55	$19

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ADIRA ENERGY LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Nature of operations
Adira Energy Ltd. and its subsidiaries ("Adira" or "the Company"), was an oil and gas exploration company with operations in Israel. Given the increasing challenging market conditions for oil and gas exploration throughout 2015 and 2016, the Company’s management has been looking for additional business opportunities (see below). Adira is a limited company, incorporated on April 8, 2009, and domiciled in Toronto, Ontario, Canada. The registered head office is located at 4101 Yonge Street, Suite 706, Toronto,. Ontario, M2P 1N6. The Company's shares are currently traded on the OTC market in the U.S. and the TSX Venture Exchange (“TSX”) in Canada. The consolidated financial statements of the Company for the year ended December 31, 2016 were authorized for issue in accordance with a resolution of the directors on April 25, 2017.

Letter of intent to complete a transaction
On November 4, 2015, the Company entered into a letter of intent (“LOI”) with SMAART Holdings Inc. (“SMAART”) whereby the Company will acquire SMAART through a three-cornered amalgamation between the Company and its wholly owned subsidiary (the “Transaction”). In connection with the completion of the Transaction the amalgamated entity (the “Resulting Issuer”) intends to be listed on the Canadian Securities Exchange.

SMAART is a British Columbia based corporation that owns a Nevada, USA subsidiary, SMAART Holdings Corp., which in turn owns the following active subsidiaries:

(i)
Empower Healthcare Corporation (“EHC”) is an Oregon based corporation that provides physician services to patients. EHC focuses on pain management services and is a pioneer in the recommendation of cannabis based products to its patients.

(ii)	The Hemp & Cannabis Company (“THCC”) is an Oregon corporation. THCC owns and leases real estate that was used to cultivate cannabis with state licenses in both Oregon and Washington.

(iii)	SMAART Inc. is an Oregon corporation that provides administrative services to SMAART owned companies.

The Transaction is subject to a number of conditions typical in a transaction of this nature, including without limitation, the approval by at least 66 2/3% of the votes cast by Adira shareholders at a special meeting of Adira shareholders to approve the Transaction and the approval of the TSX Venture Exchange. On closing of the Transaction, it is expected that current shareholders of Adira will own 10% of the Resulting Issuer, while the current shareholders of the SMAART will own the remaining 90%.
Another condition of the Transaction is that SMAART complete a financing to close concurrently with the completion of the Transaction.

ADIRA ENERGY LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Continued)

b.	Financial position

As reflected in the consolidated financial statements, as of March 31, 2017, the Company had an accumulated deficit of $34,358. The Company is an early-exploration stage company and its operating revenues are currently insufficient to finance its future operating expenses and exploration funding commitments.

The ability of the Company to continue as a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. There can be no assurance that the Company will be able to continue to raise funds from the aforementioned sources in which case the Company may be unable to meet its obligations. These factors raise substantial doubts about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a going concern.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

The significant accounting policies and methods of computation adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements.

NOTE 3:	LOAN RECIEVABLE

In connection with the Transaction, Adira has advanced $25 to SMAART to meet it's ongoing working capital requirements pending the completion of the transaction. During the three months ended March 31, 2017, SMAART repaid the $25 loan.

ADIRA ENERGY LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:-	EQUITY

a.	Stock Option Plan:

There wes no movement in stock options during the three months ended March 31, 2017.

The following table summarizes information about stock options outstanding and exercisable as of March 31, 2017 (unaudited):

Grant date	Expiry date	Grant date fair value	Exercise price (*)	Number of options outstanding	Number of options exercisable	Average remaining contractual life

August 22, 2012 (*)	August 21, 2017	$1.05	$2.26	236,000	236,000	0.39

				236,000	236,000

(*)	The exercise price is denominated in Canadian dollars and was translated to USD in the table above using the exchange rate on March 31, 2017.

b.	Share purchase warrants:

The following tables summarize information applicable to warrants outstanding as of March 31, 2017:
Issue date	Expiry date	Grant date fair value	Exercise price (*)	Number of warrants

May 7, 2015	May 6, 2018	$0.04	$0.03	4,820,000

(*)	The exercise price of these warrants is denominated in Canadian dollars and was translated to USD in the table above using the exchange rate as of March 31, 2017.

NOTE 5:-	RELATED PARTY TRANSACTIONS

During the three month period ended March 31, 2017, the Company incurred $2 thousand in consulting fees and operating expenses to private companies which are controlled by directors or officers of the Company, as compared to $2 during the three month period ended March 31, 2016.

These transactions are in the ordinary course of business and are measured at the amount of consideration set and agreed by the related parties.